September 7, 2005

By Facsimile and U.S. Mail

Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.
1640 School Street
Moraga, California 94556

	Re:	Inland Land Appreciation Fund, L.P.
		Schedule TO-T filed August 23, 2005

		Inland Land Appreciation Fund II, L.P.
		Schedule TO-T filed August 23, 2005

		Filed by MPF Dewaay Fund 2, LLC; MPF Dewaay Fund 4, LLC;
			MPF -NY 2005, LLC; Sutter Opportunity Fund 3, LLC; Sutter Opportunity Fund 3 Tax Exempt, LLC; MPF
Flagship
			Fund 10, LLC; MPF Income Fund 22, LLC; Steven Gold and
			MacKenzie Patterson Fuller, Inc.

Dear Mr. Patterson:

	We have the following comments on the above-referenced filings.
The comments apply to each filing unless otherwise indicated:

Offer to Purchase
General Background Information, page 10

1. In this subsection, you state that tendering unit holders will not have to pay brokerage fees or commissions. Will you reimburse tendering unit holders for any such fees if their units are held and tendered through a broker? If not, please revise your disclosure to clarify.
Material Federal Income Tax Consequences, page 14

2. We note that you assume that the partnership is treated as a partnership for federal income tax purposes and is not a "publicly traded partnership" as that term is defined in the Code. Please revise or advise holders as to why you are unable to clarify this uncertainty.
Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      *  *  *

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.
If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 551-3262. You may also contact me by facsimile at (202) 772-9203.

      Sincerely,



      Abby Adams
Special Counsel
      Office of Mergers and Acquisitions
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Chip Patterson, Esq.
September 7, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE